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                                March 22, 2024

       Jason Murray
       Chief Executive Officer
       PACS Group, Inc.
       262 N. University Ave.
       Farmington, UT 84025

                                                        Re: PACS Group, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 13,
2024
                                                            File No. 333-277893

       Dear Jason Murray:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Risk Factors
       If we are unable to provide consistently high quality of care, our business will be adversely impacted., page 25

   1. We note your disclosure that "[y]our patients have in the past and could in the future be harmed by one or more
of [y]our employees or staff members" and that your "[e]mployees and staff members have
engaged in conduct (including failing to take action) that has impacted, and may in
the future engage in conduct that impacts, [y]our patients or their health, safety,
welfare, or clinical treatment." We also note that "[c]ertain of [y]our independent operating
subsidiaries have been, and may continue to be, subject to findings of quality of care
deficiencies or practices, incidents of patient abuse or neglect, and claims regarding
services rendered that do not meet the standard of care, which have resulted, and in the
future may result, in civil or criminal penalties, fines or other actions."
                                                        Please advise whether
there have been material incidents at your facilities resulting in harm to your patients
and revise your disclosure, as applicable, to discuss such incidents.
 Jason Murray
FirstName  LastNameJason Murray
PACS Group,   Inc.
Comapany
March      NamePACS Group, Inc.
       22, 2024
March2 22, 2024 Page 2
Page
FirstName LastName
         Finally, please revise the risk factor heading to better reflect the risks being conveyed in the accompanying text.
Our founders, Jason Murray and Mark Hancock, will continue to hold a substantial portion of our outstanding common stock ..., page 52

2. We note the added disclosure regarding the founders' ability to nominate up to four total board members based on their beneficial ownership of only 20% of the outstanding stock, as well as disclosure elsewhere that, so long as they beneficially own a majority of shares outstanding, shareholder votes may be taken by written consent. Please revise the risk factor to more clearly identify the risks related to their disproportionate representation on the board, including by identifying the total number of members of the board. Also revise the cover page, summary and summary risk factors to clarify that their control is not solely related to their level of beneficial ownership, but also provisions in their shareholder agreement granting them additional rights. Please file the form of agreement with your next amendment.
Use of Proceeds, page 64

3. Please revise the use of proceeds to clarify what portion of the proceeds you intend to use to repay amounts outstanding under your Amended and Restated 2023 Credit Facility and for the other listed purposes. Please also highlight this amount in the summary.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 76

4. You disclose that the litigation settlements and reserves non-GAAP adjustment relates to specific legal settlements and reserves arising outside of the ordinary course of business. You also disclose that "costs associated with litigation settlements and reserves are due to high professional and non-normal course general liability claims experience of acquisitions..." Additionally, you disclose as part of your results of operations discussion that "$39.1 million of costs associated with litigation settlements and an increase in professional and general liability claims reserves due to claims experience related to acquisitions." We believe these descriptions lack sufficient detail that would allow investors to fully assess your non-GAAP measure. Please expand your disclosure to address the following related to your litigation settlements and reserves non-GAAP adjustment, or provide the information as part of your response where appropriate:

                Separately quantify amounts attributable to the different components of your non-
              GAAP adjustment, based on the nature of the related costs;
                Describe in greater detail the company-specific facts and circumstances related to the costs being incurred;
                Identify the referenced acquisitions, the time frame when the acquisitions occurred, and whether the acquisitions were business combinations or asset acquisitions;
                Provide greater details regarding your references to claims experience;
 Jason Murray
FirstName  LastNameJason Murray
PACS Group,   Inc.
Comapany
March      NamePACS Group, Inc.
       22, 2024
March3 22, 2024 Page 3
Page
FirstName LastName
                As it relates to your 2023 and 2022 Expansions disclosed in
Note 15, page F-29, it
              does not appear that you have recorded any legal settlement or claims liabilities or
              reserves in connection with your accounting for the business combinations and assets
              acquisitions. Clarify you accounting; and
                Explain why you believe each of the groups of costs at hand are not normal, operating costs and provide an analysis of your consideration of
Non-GAAP
              Financial Measures C&DI 100.01.
5. We note the reference on page F-30 that the Company recorded a measurement period adjustment in 2022 primarily related to the finalization of professional liability loss reserves. Please describe for us further the facts and circumstances surrounding the adjustment, how the amount was calculated, and how you determined that none of the amount should be recorded as a period cost.
6. We note the $39 million added in this amendment as an adjustment to EBIDTA for 2023 for "Litigation settlements and reserves", as well as the added risk factor addressed above, and that there were no litigation and settlement reserves in the three prior years. Revise to disclose any additional legal proceedings required by Item 103 of Regulation S-K.
Business
Amended and Restated Charter and Stockholders Agreement, page 119

7. We note that your "Amended and Restated Charter will ... grant Messrs. Murray and
         Hancock, among other things, certain board designation rights" which are set forth in the
         Stockholders Agreement, and you provide a cross-reference to the disclosure of that agreement. That disclosure, however, also refers to "certain board designation rights". Please revise to disclose all material terms of the Stockholders agreement, including their disproportionate rights to designate and replace board members, the effect of their percentage of beneficial ownership has on whether replacing a board member may be done by a majority or two thirds majority vote, and their ability to cause actions that would be subject to a shareholder vote to be acted on by written consent.
Underwriting, page 156

8. We note from pages 156 and 159 the underwriters have waived lockup agreements with respect to a portion of the shares held by the founders, so that they may be pledged for loans, including margin loans. Please clarify whether there are current plans for these loans, whether any of the named underwriters or their affiliates are parties to those loans
         and to what portion of the founders    shares the lockup has been
waived. Please also clarify
         the impact of these pledges or loans on the founders    beneficial
ownership. For example,
         will the shares subject to the pledges or loans be considered beneficially owned by the founders for purposes of their additional rights pursuant to the shareholder agreement, through which they have obtained disproportionate representation on the board and other benefits. Please file the agreements related to these waivers, loans and/or pledges with your next amendment.
 Jason Murray
PACS Group, Inc.
March 22, 2024
Page 4
9. Please tell us whether you are required to engage a qualified independent underwriter pursuant to FINRA Rule 5121 due to the founding shareholders' margin loans or pledge securities referenced in the comment above. If so, please revise to add appropriate risk factor disclosure.
Consolidated Financial Statements
Insurance Claims, page F-28

10. We note professional liability and general liability claims reserve is a critical audit matter, accrued risk reserves is included under critical accounting estimates, and your reference to non-normal course general liability claims experience of acquisitions. To provide more insight for investors into how your accounting for self-insurance liabilities impact your financial statements, please revise your disclosure to include the following:

             A tabular roll forward of your self-insurance liability to include line items related to amounts recorded as an expense, amounts related to changes in estimate, amounts recorded under ASC 805, payments made, amounts related to increases in claims, etc.;
             A tabular roll forward of the number of both your asserted and unasserted claims underlying your self-insurance liability; and
             The amounts of your self-insurance liability related to unasserted claims and asserted claims.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jeanne Bennett at 202-551-3606 or Michael Fay at 202-551-3812 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Abby Adams at 202-551-6902 with any other questions.



                                                              Sincerely,

FirstName LastNameJason Murray                                Division of
Corporation Finance
                                                              Office of
Industrial Applications and
Comapany NamePACS Group, Inc.
                                                              Services
March 22, 2024 Page 4
cc:       Shayne Kennedy, Esq.
FirstName LastName